SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Siriuspoint Ltd.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

G8192H106

(CUSIP Number)

c/o Third Point LLC

55 Hudson Yards

New York, New York 10001

(212) 715-3880

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Tariq Mundiya and Russell Leaf

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8192H106	13D	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS Daniel Loeb
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 15,173,571 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 15,173,571 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,173,571 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4 ”) relates to the common shares (the “Common Shares”) of SiriusPoint Ltd., a Bermuda exempted company limited by shares (the “Issuer” or the “Company”), and amends the Schedule 13D filed by the undersigned reporting person (the “Reporting Person”) on August 2, 2021, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Person on May 17, 2022, as further amended by the Amendment No. 2 to the Schedule 13D filed by the Reporting Person on April 12, 2023, and as further amended by the Amendment No. 3 to the Schedule 13D filed by the Reporting Person on May 12, 2023 (“Amendment No. 3”) (as so amended, the “Original Schedule 13D” and, together with this Amendment No.4, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

This Amendment No. 4 is being filed to amend Item 4 and Item 5 as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On August 9, 2023, the Reporting Person entered into a standstill agreement (the “Standstill Agreement”) with the Issuer, providing, among other things, that the Reporting Person will not (subject to certain exceptions), alone or as part of a group, (i) publicly or privately make a proposal for (or in the case of any tender offer or exchange offer, commence) any tender offer, take-over bid, amalgamation, scheme of arrangement, merger, exchange offer, consolidation, business combination, purchase transaction or other similar extraordinary transaction involving the Issuer or any of its material subsidiaries or any of their respective securities or material assets, (ii) acquire any additional Common Shares or other securities of the Issuer if such acquisition would require the Reporting Person to seek insurance regulatory approval or result in the Reporting Person and his controlled affiliates beneficially owning more than 9.5% of the issued and outstanding Common Shares, (iii) knowingly take any action in support of or make any proposal with respect to controlling, changing or influencing the Issuer’s management, business, capitalization or corporate structure, or (iv) solicit or become a participant in any solicitation of proxies or written consents from shareholders of the Issuer. The restrictions applicable to the Reporting Person pursuant to the Standstill Agreement will expire on July 1, 2025, subject to earlier expiration in the event the Issuer determines not to include the Reporting Person on the Issuer’s slate of nominees for election to the board of directors of the Issuer at the Issuer’s 2024 annual general meeting of shareholders. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) On the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, approximately 9.22% of the Common Shares outstanding, of which the 2010 Loeb Family Trust owns 235,127 Common Shares, Third Point Advisors LLC owns 1,000,000 Common Shares, Third Point Opportunities Master Fund L.P. owns 7,493,842 Common Shares, the 2011 Loeb Family GST Trust owns 4,846,971 Common Shares and the Reporting Person owns the balance of the Common Shares reported herein. The Reporting Person disclaims beneficial ownership of such Common Shares except to the extent of his pecuniary interest therein, if any. The calculation of the percentage of Common Shares beneficially owned by the Reporting Person is based on the 164,501,084 Common Shares outstanding as of July 28, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q which was filed with the SEC on August 2, 2023.

(b) The Reporting Person has sole voting and dispositive power over the Common Shares set forth in Item 5(a) above.

(c) The Reporting Person has not effected any transaction in the past 60 days in Common Shares.

(d) Other than the affiliates of the Reporting Person set forth in Item 5(a) of this Schedule 13D, no other person has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Shares described in this Schedule 13D.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Number

99.4	Standstill Agreement dated as of August 9, 2023, by and between SiriusPoint Ltd. and Daniel S. Loeb.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2023

DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact